1159508

02041695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June 2002

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CRGH

Goldman Sachs European Financials Conference 2002

Dr. Josef Ackermann
Chairman of the Group Executive Committee

Venice, 10 June 2002



Deutsche Bank

Cautionary statement regarding forward-looking statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2002 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Agenda

- **Current challenges**
- Priorities going forward
- Achievements to date
- Summary

Weak share price performance

Relative market capitalization (global financial institutions), in EUR bn

Rank	January 1, 1997		Rank	September 10, 2001		Rank	June 6, 2002	
#1	AIG	63	#1	Citigroup	241	#1	Citigroup	233
#2	Lloyds TSB	49	#2	AIG	212	#2	AIG	182
#3	HSBC	48	#3	HSBC	116	#3	HSBC	124
#4	Sumitomo	46	#4	Bank of America	104	#4	Bank of America	121
#5	Allianz	44	#5	Wells Fargo	85	#5	Wells Fargo	94
...	...	...	...	...	...	...	...	...
#14	Deutsche Bank	28	#34	Deutsche Bank	40	#21	Deutsche Bank	46

Source: Bloomberg, Thomson Financial

Deutsche Bank

Relative valuation driven by insufficient RoE


P/B and RoE ratios
Price to MRQ book value
4
3
2
1
0
0%
5%
10%
15%
20%
25%
Derived 2003E RoE
Deutsche Bank
Goldman Sachs
UBS
Merrill Lynch
Credit Suisse
JP Morgan Chase
Morgan Stanley
Citigroup

Note: 2002 MRQ = Most Recent Quarter
Source: Bloomberg, June 6, 2002

Deutsche Bank

Reverse cost trend without loosing revenue momentum

Net revenues[1], in EUR bn


Revenues
17.8
CAGR
13.5%
29.6
1997
2001

Cost income ratio[2], in %


Costs
80.2
10.3 ppts
90.5
1997
2001

(1) Total net revenues before provisions for loan losses
(2) Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues

Deutsche Bank

Re-deploy capital to higher return core businesses

Risk-weighted positions, in EUR bn


Assets
232
305
1997
2001

Return on equity[1], in %


Return
6.9(2)
4.4
1997
2001

(1) Return on adjusted average total shareholders´ equity (average active shareholders´ equity), net income: adjusted for effects of accounting and tax rate changes; active equity: the principal item for which we adjust our ratio is the aggregated unrealized gains and losses (including tax effects) in our large portfolio of shareholdings in publicly listed industrial companies.

(2) Average equity based on year end balances.

Deutsche Bank

Replace unfocused approach with corporate discipline

- Scatter-gun investment approach
- Culture of growth-at-all-costs
- Revenue / market share oriented acquisitions
- Build out of non-core activities

- Disciplined investment approach
- Culture of profitable growth and value creation
- Earnings oriented execution
- Fix, sell or close sub-optimal businesses

Get PCAM right

- Lack of clear differentiation between
  - Retail banking clients
  - Private banking clients
  - Small business clients
- Under-performing asset management business
- Insufficient focus on UHNWI clients
- Constant organizational realignment

- Rationalize segmentation and eliminate platform overlap
- Drop asset management revenues to the bottom line
- Develop premium Private Wealth Management franchise
- Create stability

Agenda

- Current challenges
- **Priorities going forward**
- Achievements to date
- Summary

Priorities going forward

Performance management and current earnings focus

Further improvement of capital and balance sheet management

Focus on core businesses

Optimization of the PCAM franchise

Performance management and current earnings focus

Adjusted cost base[(1)], in EUR bn | **Cost target, in EUR bn**


22.8
Δ 2002
Δ 2003
20.8
2001
2003

Key initiatives

- Reduction of operational complexity
- IT projects rationalization
- Data center outsourcing
- Rationalization of client coverage relationship mgt
- Further branch optimization

(1) Noninterest expenses excluding policyholder benefits and claims, restructuring activities/severance, goodwill amortization, adjusted for Scudder/RREEF acquisition and Herold / Bonnfinanz divestment

Workforce reduction to continue

Full-time equivalents, in thousands



89.8
89.4
89.3
88.3
86.5
84.8
31.12.
31.3.
30.6.
30.9
31.12.
31.3
2000
2001
2002
Headcount reduction target through 2003: 9,200 FTEs(1)

(1) Additionally 1,500+ from Scudder integration

Deutsche Bank

Balance sheet management: accelerated divestment of industrial holdings

Date	Recent divestments
October 1999	Allianz
July 2000	Allianz
March 2001	Allianz
June 2001	Munich Re
December 2001	Munich Re
March 2002	Munich Re
March 2002	Allianz

Total proceeds of EUR 6.9 bn

Share Buy Back program authorized at AGM
May 2002 for 10% of shares in issue through 2003

Source: DB Investor - Data per end 1Q2002

Focus on core businesses: recent divestments

Insurance
- Deutscher Herold
- Nürnberger Insurance

Asset Financing
- Bouillon Aviation Services
- GEFA / ALD

Mortgage Banking
- Eurohypo

Reduction of vertical integration
- Sinius
- Emagine

Optimization of the PCAM franchise

Asset Management

- Integration of Scudder & RREEF
- Build out mutual fund businesses

- Leverage third party distribution access (i.e. DVAG, Zürich)

Private & Business Clients

- Distinctive product offering
- Focus on European markets in which we have an established franchise
- Integrate existing platforms

Private Wealth Management

- Dedicated business model
- Focused growth strategy

Agenda

- Current challenges
- Priorities going forward
- **Achievements to date**
- Summary

Group Executive Committee: experienced team at the top


Clemens Börsig,
CFO/CRO*
German, born 1948


Hermann-Josef Lamberti,
COO
German, born 1956


Tessen von Heydebreck,
CAO
German, born 1945


Anshu Jain,
Global Markets
Indian, born 1963


Herbert Walter,
Private &
Business Clients
German, born 1953


Josef Ackermann
Chairman of Group Executive Committee
Swiss, born 1948


Kevin Parker,
Global Equities
American, born 1959


Tom Hughes,
Asset Management
American, born 1957


Michael Cohrs,
Corporate Finance
American, born 1956


Pierre de Weck,
Private Wealth
Management
Swiss, born 1950


Jürgen Fitschen,
Relationship
Management Germany,
Transaction Banking
German, 1948


Ted Virtue,
Corporate
Investments
American, born 1960

- **Group Board**
- **CIB**
- **CI**
- **PCAM**

* provisional

Deutsche Bank

Well defined core businesses...


Insurance
Asset Financing
Global Markets
Global Equities
Global Corporate Finance
Global Transaction Banking
Asset Management
Private Wealth Management
Private & Business Clients
Corporate Investments
Passive Asset Mgt
Securities Services
Mortgage Banking

Deutsche Bank

...regionally balanced

2001 Revenue[1] distribution



Global Markets
14%
35%
18%
Global Equities
10%
47%
8%
Global Corporate Finance
37%
30%
5%
Global Transaction Banking
41%
30%
7%
Asset Management(2)
17%
48%
8%
Private Wealth Management (3)
13%
27%
12%
Private & Business Clients(3)
79%
21%
Corporate Investments
(26%)
126%
Total
39%
28%
7%
Germany
Rest of EMEA
Americas
Asia Pacific

Note: EMEA = Europe, Middle East and Africa
(1) Booking center basis, excluding goodwill funding and insurance premiums
(2) Pro-forma Scudder & RREEF included
(3) Pro-forma

Deutsche Bank

European powerhouse with a strong US and Asian franchise

	Europe	US	Asia-Pacific
Global Markets	#1 - EUR denom. corporate issues #1 - Euromarket ABS	#8 - IG US corporate bonds #5 - US ABS	#3 - G3 currency issues
Global Equities	#1 - Secondary cash #3 - Ranked analysts	#2 - Program trading #9 - Secondary cash #9 - Ranked analysts	#5 - Secondary cash #2 - Ranked analysts (Japan)
Global Corporate Finance	#1 - German M&A #3 - European M&A #2 - EUR denom. high yield	#7 - US M&A #2 - US high yield	#5 - Japan M&A #7 - Ex Japan M&A
Global Transaction Banking	#1 - Cash management	#19 - Cash management	#2 - Cash management

Sources: Data 1Q2002: IFR Review of the Year, 2001, IFR League tables, Thomson Financial Securities Data; SDC Platinum, Institutional Investor Magazine, Nikkei Survey, Autex BlockData, NYSE Program Trading Volumes, SDC Platinum, Loan Pricing Corp. Com Scan Debt Desk, Macro FI Metrix/Greenwich

Deutsche Bank

Flowmonster

Daily revenue distribution



Days
40
30
20
10
0
2000
2001
1Q 2002
-20
0
20
40
60
80
100
120
140
160
Daily revenues in EUR mn

Deutsche Bank

Leading European advisory player in 1Q 2002

Top 5 European M&A transactions		Top 5 German M&A transactions	
Deals	Value in USD bn	Deals	Value in USD bn
Sonera - Telia	8.9	Innogy Holdings - RWE	7.4
Innogy Holdings - RWE	7.4	Reemtsma Cig. - Imperial Tobacco Grp	4.6
Rodamco-R.E. Assets - Investor Grp	5.3	VAW Aluminium - Norsk Hydro	2.8
Reemtsma Cig. - Imperial Tobacco Grp	4.6	Veba Oil & Gas - Petro-Canada	2.0
BCOM3 Group - Publicis Grp	3.5	Cedel Int. - Deutsche Boerse	1.5

■ Advisor Deutsche Bank

Source: SDC Platinum

No.1 asset manager amongst peers with a broad based platform

Asset management revenues FY 2001, in EUR bn



3.0
2.5
2.0
1.5
1.0
0.5
0.0
ZSI
UBS
GS
JPM
DB
Citi
ML
MS
DB(1)
RREEF

Source: 4Q2001 releases / annual reports 2001
(1) Including ZSI and RREEF pro-forma
(2) EMEA: Europe, Middle East and Africa

DB revenues(1)...



... by region
Asia Pacific 8%
Germany 17%
Rest of EMEA(2) 27%
Americas 48%
... by product
Other 3%
Alternative Investments 16%
Institutional active 26%
Retail 53%
Institutional passive 2%

Deutsche Bank

Private client business growth from strong asset base

Client segment	Business unit
UHNWI / HNWI — GLOBAL	Deutsche Bank — Private Wealth Management
Affluent / Modern — EUROPE	Deutsche Bank — Private & Business Clients

Invested Assets of private clients, in EUR bn(1)

Private Banking	180
Alex. Brown Private Clients	72
Mutual funds	289
Personal Banking	116
Total	**657**

Note: Data per end 1Q2002
(1) Including ZSI pro-forma

Private & Business Clients: access to over 50% of Continental European PFA pool

	Total Personal Financial Assets (PFA) EUR 12.5 tn	DB target client[1] penetration
Germany	27%	51%
Italy	19%	31%
Spain	8%	6%
[redacted]		
Rest of Continental Europe	46%	

Source: JP Morgan, McKinsey EFIC, Deutsche Bank
(1) The modern segment

Deutsche Bank

Agenda

- Current challenges
- Priorities going forward
- Achievements to date
- **Summary**

In a nutshell

Current challenges	Priorities going forward	Achievements to date
■ Improve share price	■ Bottom-line earnings	■ New management structure
■ Reduce CIR	■ Efficient use of capital	■ Well defined core businesses
■ Re-deploy capital	■ Core business focus	■ Strong market positions
■ Stop the bleeding	■ PCAM optimization	■ Flowmonster

Commitment to deliver:
Focused strategy and disciplined execution

A sharp and focused mission

"Deutsche Bank aspires to be a leading global provider of **integrated financial solutions** for **demanding clients** and the pre-eminent bank in Germany generating **exceptional value** for its **shareholders** and **people**."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: June 10, 2002

By: ______________________
Name: Wolfgang Schnorr
Title: Deputy Head of Investor Relations

By: ______________________
Name: Libor Vincent
Title: Vice President Investor Relations